Exhibit 99.2

October 19, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Changes in Holdings of Atrium European Real Estate Limited

The Company is pleased to report the following changes in its holdings in Atrium European Real Estate Limited (“ATR”)1:

(1)	On October 14, 2014, a wholly-owned subsidiary of the Company purchased 400,000 ATR shares at a price of EUR 3.8862 per share for a total cost of approximately EUR 1,554,500.

(2)	On October 16, 2014, a wholly-owned subsidiary of the Company purchased 446,493 ATR shares at a price of EUR 3.8558 per share for a total cost of approximately EUR 1,721,600.

(3)	On October 17, 2014, a wholly-owned subsidiary of the Company purchased 2,388,257 ATR shares at a price of EUR 3.9118 per share for a total cost of approximately EUR 9,342,400.

As a result of the aforementioned acquisitions, the Company (through wholly-owned subsidiaries), now holds 152,559,928 ATR shares that, to the best of its knowledge, comprise 40.64% of ATR’s share capital and voting rights (approximately 39.88% on a fully-diluted basis).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A company whose shares are traded on the Vienna Stock Exchange in Austria and on the Euronext Amsterdam in Holland.